Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces senior management changes

Company appoints new Chief Operating Officer and Chief Technical Officer

Toronto, Ontario – August 17, 2016 – Kinross Gold Corporation (TSX:K; NYSE: KGC) announced today that Warwick Morley-Jepson, Executive Vice-President and Chief Operating Officer, has determined that he will be leaving the Company at year end to pursue new opportunities. Lauren Roberts, a 25-year veteran of the gold mining industry, has been appointed the new COO, effective January 1, 2017.

“Lauren has deep experience in all facets of mining operations and has proven to be a strong and accomplished leader in all the different roles he’s had at Kinross,” said J. Paul Rollinson, President and CEO. “I am confident that he will continue our strong and consistent operational performance and maintain our world-class safety record.”

Mr. Roberts has been with Kinross since 2004 and was most recently Senior Vice-President, Corporate Development. At Kinross, he has held increasingly senior roles, including the Senior Regional Vice-President for the Americas region, which is the largest region in the Company’s portfolio with five operating mines in three countries. Mr. Roberts was also General Manager at the Company’s underground Kettle River-Buckhorn mine, where he led the successful development of the mine and its first years of operation, and the open-pit Fort Knox mine, where he oversaw improvements to its safety record and operational performance. He has previously worked at Barrick Gold and Hecla Mining Company, has a BSc in Mining Engineering from the New Mexico Institute of Mining and Technology, and is a Professional Engineer.

Kinross is also pleased to announce the appointment of Paul Tomory to the Company’s Senior Leadership Team in the newly created role of Chief Technical Officer, effective January 1, 2017. The Chief Technical Officer will have responsibility for Project Development, as well as the technical aspects of our operations, including Strategic Business Planning and Continuous Improvement, Technical Services (encompassing Mine Planning, Geology and Metallurgy), Supply Chain and Energy.

“By elevating this role, we will enhance our technical capabilities at the leadership level and ensure we have a comprehensive focus on operational excellence,” said Mr. Rollinson. “Paul brings a wealth of experience and technical expertise to our leadership team and has an excellent understanding of the global strategic needs our operations require to deliver on plan.”

Mr. Tomory has been with Kinross since 2008 in increasingly senior roles. He oversaw the pre-feasibility study on the two-phased expansion approach at Tasiast, established a strong strategic planning process, significantly improved the supply chain function, helped embed Continuous Improvement into the Company’s culture, and built an exceptional Technical Services team. Mr. Tomory is a Professional Engineer and has previously worked at Bain & Company, focusing on mining and heavy industry, and at Golder Associates as a geotechnical and heavy civil works engineer. He has a B.A.Sc. and a M.A.Sc. in Civil Engineering (Mining) from the University of Toronto, and a MBA from the Rotman School of Management, University of Toronto.

“These two appointments are indicative of our ability to develop future leaders within our Company, and reinforce the importance of operational excellence as a core strategic principle,” said Mr. Rollinson. “On behalf of our employees and Board, I would also like to thank Warwick for the positive and meaningful contributions he has made to Kinross. Under his leadership, we recorded the best safety performance in company history, achieved significant gold production, established Tasiast’s development program, and completed the successful integration of Bald Mountain. Warwick has left an indelible mark on the Company both as the head of our Russia region and as COO, and we wish him the best in his future endeavours.”

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 2 Kinross announces senior management changes	www.kinross.com